Exhibit 99.1

EXECUTION VERSION

SETTLEMENT AGREEMENT, dated this 11th day of April, 2008 (this “Agreement”), by and among Steel Partners II, L.P., Steel Partners II GP LLC, Steel Partners II Master Fund L.P., Steel Partners LLC, Warren G. Lichtenstein, James R. Henderson, John J. Quicke, Kevin C. King, Don DeFosset and Delyle Bloomquist (the foregoing individuals and entities being collectively referred to herein as the “Steel Partners Group”), and EnPro Industries, Inc., a North Carolina corporation (the “Company”).

WHEREAS, the Steel Partners Group (i) is engaged in a solicitation of proxies for the election of an opposition slate of nominees (the “Contested Election”) to the Company’s Board of Directors (the “Board”) at the 2008 annual meeting of shareholders of the Company (the “2008 Annual Meeting”) and (ii) has taken certain actions in furtherance thereof, including but not limited to filing a definitive proxy statement with the United States Securities and Exchange Commission (the “SEC”) on March 26, 2008 (the “Steel Partners Group Proxy Statement”) and, in the letter dated as of February 12, 2008 and other communications related thereto, requesting to inspect certain of the Company’s books and records pursuant to Section 55-16-02 of the North Carolina Business Corporation Act (such letter and related requests, the “Demand”); and

WHEREAS, the Company and the members of the Steel Partners Group have determined that the interests of the Company and its shareholders would be best served at this time by, among other things, avoiding the Contested Election and the substantial expense and disruption that may result therefrom.

NOW, THEREFORE, in consideration of the foregoing premises and the respective representations, warranties and agreements hereinafter set forth, and, intending to be legally bound hereby, the parties hereby agree as follows:

Section 1.	Board Composition; Charter Amendment; Recommendation; Revised Proxy Statement.

(a)           The Company and the Steel Partners Group agree that there shall be 8 nominees to the Board for election at the 2008 Annual Meeting.  Such nominees shall be William R. Holland, Stephen E. Macadam, J.P. Bolduc, Peter C. Browning, Joe T. Ford, Gordon D. Harnett, David L. Hauser and Wilbur J. Prezzano, Jr. (the “Nominees”).  If any of such individuals shall be unwilling or unable to serve as directors, the Board may nominate such substitute nominees as it deems appropriate in its sole discretion (any such substitute nominee shall also be referred to as a Nominee for purposes of this Agreement).  The Board shall recommend at the 2008 Annual Meeting that the shareholders of the Company vote to elect the Nominees as directors of the Company.

(b)           The Board has taken all action necessary to provide that, effective at the close of business on the second business day following the completion of the 2008 Annual Meeting (the “Vacancy Date”), the size of the Board shall be reset from eight (8) to nine (9) directors and, subject to Section 3(b), Don DeFosset shall be appointed to fill the vacancy created by such increase in the size of the Board.  Other than as provided in this Section 1(b), the Board will not increase the size of the Board prior to the annual meeting of Company shareholders in 2009 (the “2009 Annual Meeting”).

(c)           The Company shall submit a proposal (the “Article 5 Proposal”) to its shareholders at the 2008 Annual Meeting to amend and restate Article 5(a) and 5(b) of the Company’s Restated Articles of Incorporation as follows:

“(a)  The number of the directors of the Corporation shall be not less than five (5) nor more than eleven (11).  The number of directors of the Corporation may be increased or decreased, from time to time, within the range above specified, by the Board of Directors and by the shareholders by a majority of the votes then entitled to be cast for the election of directors; provided, however, that the tenure of office of a director shall not be affected by any decrease in the number of directors so made by the Board of Directors or the shareholders.

(b)           (i)  Those persons who receive the highest number of votes at a shareholders meeting at which a quorum is present shall be deemed to have been elected.

(ii)  A director shall hold office until the annual meeting for the year in which his or her term expires and until his or her successor shall be elected and shall qualify, subject, however, to prior death, resignation, retirement, disqualification or removal from office.

(iii)  Notwithstanding the foregoing, whenever the holders of any one or more classes or series of preferred shares issued by the Corporation shall have the right, voting separately by class or series, to elect directors at an annual or special meeting of shareholders, the election, term of office, filling of vacancies and other features of such directorships shall be governed by the terms of these Articles of Incorporation or the resolution or resolutions adopted by the Board of Directors pursuant to Article 2(b) of these Articles of Incorporation applicable thereto.”

The Board shall recommend in its Revised Proxy Statement (as hereinafter defined in Section 1(e)) and at the 2008 Annual Meeting that the shareholders of the Company vote to approve the Article 5 Proposal.

(d)           The Company shall set a new record date of April 24, 2008 (the “Record Date”) and meeting date of June 9, 2008 (the “Meeting Date”) for the 2008 Annual Meeting; provided, however, that if the Company has not received the requisite number of votes necessary to approve the Article 5 Proposal by June 9, 2008, the Meeting Date will be adjourned (by keeping the polls open but for no other purpose) as reasonably necessary for up to thirty (30) days to allow the Company to solicit the additional votes necessary to approve the Article 5 Proposal.

(e)           As promptly as practicable following the date hereof, the Company shall prepare and file with the SEC a revised proxy statement (the “Revised Proxy Statement”) that will replace the Company’s definitive proxy statement, dated as of March 25, 2008 (the “Existing Proxy Statement”).  The Revised Proxy Statement will give effect to the foregoing items (a), (c) and (d) of this Section 1 and the Company shall mail the Revised Proxy Statement concurrently therewith as soon as practicable following the Record Date to the Company’s shareholders.  Thereafter, the Company shall (i) solicit proxies in accordance with the Revised Proxy Statement, (ii) recommend that the shareholders of the Company vote all proxies pursuant to the Revised Proxy Statement and in accordance with the instructions specified in the related proxy card, (iii) use all reasonable efforts to obtain shareholder approval for all of the proposals submitted for shareholder action, including, but not limited to, employing the services of MacKenzie Partners, Inc. to assist in the solicitation of proxies and requesting the New York Stock Exchange (“NYSE”) to designate the Article 5 Proposal a “routine” proposal for purposes of NYSE Rule 452, and (iv) use all reasonable efforts to cause the current members of the Board and their “Affiliates” and “Associates” (as such terms are defined in Rule 12b-2 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and including Persons who become Affiliates or Associates subsequent to the date hereof) to vote all shares of the Voting Securities (as hereinafter defined in Section 7) which they are entitled to vote at the 2008 Annual Meeting in favor of all of the proposals submitted for shareholder action.  The Company agrees that the Revised Proxy Statement and any other solicitation materials to be delivered to shareholders in connection with the 2008 Annual Meeting shall be prepared in accordance with the terms of this Agreement.  The proposals in the Existing Proxy Statement and the Article 5 Proposal shall be the only proposals included in the Revised Proxy Statement and submitted to shareholders at the 2008 Annual Meeting.

Section 2.	Contested Election; Voting; Steel Partners Group Schedule 13D; Proxy Statement and Demand Withdrawal.

(a)           The Steel Partners Group shall promptly cease, and shall cause all of their Affiliates and Associates to cease, any and all efforts with respect to the Contested Election, except as hereinafter provided in this Section 2.

(b)           The Steel Partners Group hereby irrevocably withdraws the nominations of  James R. Henderson, John J. Quicke, Kevin C. King, Don DeFosset and Delyle Bloomquist and the related advance notice submitted to the Company on January 30, 2008.

(c)           The Steel Partners Group and their Affiliates and Associates shall not make any objection to the election of each of the Nominees at the 2008 Annual Meeting or any other public statement inconsistent with the provisions of this Agreement.  The Steel Partners Group and their Affiliates and Associates shall vote all shares of the Voting Securities which they are entitled to vote at the 2008 Annual Meeting (1) in favor of the election of each of the Nominees at the 2008 Annual Meeting and (2) with respect to every other proposal submitted to the Company’s shareholders at the 2008 Annual Meeting, in accordance with the Board’s recommendation.

(d)           The Steel Partners Group shall promptly file an amendment to its Schedule 13D with respect to the Company (the “Schedule 13D”) reporting the entry into this Agreement, amending applicable items to conform to its obligations hereunder and appending this Agreement and the Press Release (as hereinafter defined in Section 6) as exhibits thereto.

(e)           The Steel Partners Group shall promptly notify the SEC that it is terminating the Contested Election and the solicitation pursuant to the Steel Partners Group Proxy Statement.

(f)           The Steel Partners Group hereby irrevocably withdraws its Demand, and shall promptly return to the Company all materials and summaries or duplicates thereof that have been delivered to the Steel Partners Group or its representatives prior to the date hereof in response to the Demand.

(g)           The Steel Partners Group shall not vote or cause to be voted any proxies that may be received pursuant to the Contested Election.

Section 3.              Additional Agreements.

(a)           Charter Amendment.  If the Article 5 Proposal is not approved by shareholders at the 2008 Annual Meeting:

(i)           the Company shall submit the Article 5 Proposal at the 2009 Annual Meeting, and the Board shall recommend at the 2009 Annual Meeting that the shareholders of the Company vote to approve the Article 5 Proposal; if the Article 5 Proposal is approved at the 2009 Annual Meeting, the Company agrees to use all reasonable efforts to arrange for all directors of the Company to stand for election at the 2010 annual meeting of shareholders of the Company;

(ii)           the Company shall have the same obligations as set forth in Section 1(e)(iii)-(iv) with respect to the solicitation of votes to approve the Article 5 Proposal at the 2009 Annual Meeting; and

(iii)           the Board shall become classified as set forth in the Company’s Restated Articles of Incorporation and Mr. DeFosset shall be designated as a Class I director.

(b)           Replacement Nominee.  If, on or prior to the Vacancy Date, Mr. DeFosset becomes unable to serve as a director of the Company, the Steel Partners Group shall be entitled to nominate an individual reasonably deemed to be qualified by the Company to serve on the Board (such qualifications to be measured on a scale comparable to Mr. DeFosset’s qualifications); provided that such nominee cannot be a current or former employee of Steel Partners II, L.P. or an Affiliate or Associate of Steel Partners II, L.P. (a “Replacement Nominee”).  If, after the Vacancy Date, Mr. DeFosset or a Replacement Nominee (i) resigns or is otherwise unable or unwilling to serve as a director of the Company or (ii) is removed by a vote of shareholders in accordance with the Company’s Restated Articles of Incorporation, the Steel Partners Group shall be entitled to nominate a Replacement Nominee.  In the case of clause (i) of the prior sentence, the Board shall promptly appoint such nominee to the Board to serve for the remainder of Mr. DeFosset’s (or Replacement Nominee’s) term and, in the case of clause (ii) of the prior sentence, such nominee shall be submitted to a shareholder vote at the same meeting at which the shareholders take action to remove Mr. DeFosset (or Replacement Nominee) in accordance with the Company’s Restated Articles of Incorporation and the Board shall recommend the election of such nominee.

(c)           Committee Participation.  Promptly following the Vacancy Date and subject to applicable law and the New York Stock Exchange listing standards, the Board shall appoint Mr. DeFosset (or Replacement Nominee) to each of the Audit and Risk Management Committee, Compensation and Human Resources Committee, and Nominating and Corporate Governance Committee.

(d)           Expenses.  Immediately following the certification of the results of the votes taken at the 2008 Annual Meeting, the Company shall reimburse the Steel Partners Group for its reasonable, documented and actual out-of-pocket fees and expenses incurred by the Steel Partners Group prior to the date hereof in connection with the Contested Election and the negotiation of this Agreement and the preparation and filing of all filings with the SEC required hereunder, not to exceed $350,000 in the aggregate.  All other fees and expenses incurred by each of the parties hereto in connection with the matters contemplated by this Agreement will be borne by such party.

Section 4.              Representations and Warranties.

(a)           The members of the Steel Partners Group jointly and severally represent and warrant as follows:

(i)           Each member of the Steel Partners Group has the power and authority to execute, deliver and carry out the terms and provisions of this Agreement and to consummate the transactions contemplated hereby.

(ii)           This Agreement has been duly and validly authorized, executed and delivered by each member of the Steel Partners Group, constitutes a valid and binding obligation and agreement of each such member and is enforceable against each such member in accordance with its terms.

(iii)           The members of the Steel Partners Group, together with their Affiliates and Associates, beneficially own, directly or indirectly, an aggregate of 2,433,838 shares of Common Stock as set forth by beneficial owner and amount on Exhibit A hereto and such shares of Common Stock constitute all of the Voting Securities of the Company beneficially owned by the members of the Steel Partners Group and their Affiliates and Associates.

(b)           The Company hereby represents and warrants as follows:

(i)           The Company has the power and authority to execute, deliver and carry out the terms and provisions of this Agreement and to consummate the transactions contemplated hereby.

(ii)           This Agreement has been duly and validly authorized, executed and delivered by the Company, constitutes a valid and binding obligation and agreement of the Company and is enforceable against the Company in accordance with its terms.

Section 5.              Specific Performance.  Each of the members of the Steel Partners Group, on the one hand, and the Company, on the other hand, acknowledges and agrees that irreparable injury to the other party hereto would occur in the event any of the provisions of this Agreement were not performed in accordance with its specific terms or was otherwise breached and that such injury would not be adequately compensable in damages.  It is accordingly agreed that the members of the Steel Partners Group, on the one hand, and the Company, on the other hand, shall each be entitled to specific enforcement of, and injunctive relief to prevent any violation of, the terms hereof and the other party hereto will not take any action, directly or indirectly, in opposition to the party seeking relief on the grounds that any other remedy or relief is available at law or in equity.

Section 6.              Press Release and Other Public Disclosures.  Immediately following the execution and delivery of this Agreement, the Company and the Steel Partners Group shall issue the joint press release attached hereto as Exhibit B (the “Press Release”).  None of the parties hereto will make any public statements (including in any filing with the SEC or any other regulatory or governmental agency, including any stock exchange) that are inconsistent with, or otherwise contrary to, the statements in the Press Release issued pursuant to this Section 6.

Section 7.              Certain Definitions.  As used in this Agreement, (a) the term “Person” shall mean any individual, partnership, corporation, group, syndicate, trust, government or agency thereof, or any other association or entity; (b) the term “Voting Securities” shall mean the Common Stock and any other securities of the Company entitled to vote in the election of directors, or securities convertible into, or exercisable or exchangeable for Common Stock or other securities, whether or not subject to the passage of time or other contingencies; and (c) the term “Common Stock” shall mean the common stock of the Company, par value $0.01 per share.

Section 8.              No Waiver.  Any waiver by any party of a breach of any provision of this Agreement shall not operate as or be construed to be a waiver of any other breach of such provision or of any breach of any other provision of this Agreement.  The failure of a party to insist upon strict adherence to any term of this Agreement on one or more occasions shall not be considered a waiver or deprive that party of the right thereafter to insist upon strict adherence to that term or any other term of this Agreement.

Section 9.              Successors and Assigns.  All the terms and provisions of this Agreement shall inure to the benefit of and shall be enforceable by the successors and assigns of the parties hereto.

Section 10.            Entire Agreement; Amendments.  This Agreement contains the entire understanding of the parties with respect to its subject matter.  There are no restrictions, agreements, promises, representations, warranties, covenants or other undertakings other than those expressly set forth in this Agreement.  This Agreement may be amended only by a written instrument duly executed by the parties or their respective successors or assigns.

Section 11.            Headings.  The section headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 12.            Notices.  All notices, demands and other communications to be given or delivered under or by reason of the provisions of this Agreement shall be in writing and shall be deemed to have been given (a) when delivered by hand (with written confirmation of receipt), (b) upon sending if sent by electronic mail or facsimile, with electronic confirmation of sending, provided, however, that a copy is sent on the same day by registered mail, return receipt requested, in each case to the appropriate mailing and electronic mail or facsimile addresses set forth below, (c) one (1) day after being sent by nationally recognized overnight carrier to the addresses set forth below or (d) when actually delivered if sent by any other method that results in delivery (with written confirmation of receipt):

If to the Company:

EnPro Industries, Inc.
5605 Carnegie Boulevard, Suite 500
Charlotte, North Carolina  28209
Attn:  Richard L. Magee, Esq.
Facsimile: (704) 731-1511

with a copy to:

Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York  10019
Attn:  Elliott V. Stein, Esq.
                                David E. Shapiro, Esq.
Facsimile: (212) 403-2327

If to the Steel Partners Group:

Steel Partners II, L.P.
590 Madison Avenue
32nd Floor
New York, New York  10022
Attn:  Warren G. Lichtenstein
Facsimile:  (212) 520-2321

with a copy to:

Olshan Grundman Frome Rosenzweig & Wolosky LLP
Park Avenue Tower
65 East 55th Street
New York, New York  10022
Attn:  Steven Wolosky, Esq.
Facsimile: (212) 451-2222

in each case, or to such other address as the Person to whom notice is given may have previously furnished to the others in writing in the manner set forth above.

Section 13.            Governing Law.  This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of New York without reference to the conflict of laws principles thereof, except to the extent that the North Carolina Business Corporation Act applies.

Section 14.            Counterparts.  This Agreement may be executed in counterparts, each of which shall be an original, but all of which together shall constitute one and the same Agreement.

Section 15.            Severability.  If any provision of this Agreement or the application thereof to any Person or circumstance is determined by a court of competent jurisdiction to be invalid, void or unenforceable, the remaining provisions hereof, or the application of such provision to Persons or circumstances other than those as to which it has been held invalid or unenforceable, will remain in full force and effect and shall in no way be affected, impaired or invalidated thereby, so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party.  Upon such determination, the parties shall negotiate in an effort to agree upon a suitable and equitable substitute provision to effect the original intent of the parties.

[Remainder of page intentionally left blank.]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the day and year first above written.

ENPRO INDUSTRIES, INC.

By:	/s/ William Dries
Name: William Dries
Title: Senior Vice President and CFO

By:	/s/ J. Milton Childress
Name: J. Milton Childress
Title: Vice President

STEEL PARTNERS II, L.P.

By:	Steel Partners II GP LLC
General Partner

By:	/s/ Warren G. Lichtenstein
Name:	Warren G. Lichtenstein
Title:	Managing Member

STEEL PARTNERS II GP LLC

By:	/s/ Warren G. Lichtenstein
Name:	Warren G. Lichtenstein
Title:	Managing Member

STEEL PARTNERS II MASTER FUND L.P.

By:	Steel Partners II GP LLC
General Partner

By:	/s/ Warren G. Lichtenstein
Name:	Warren G. Lichtenstein
Title:	Managing Member

STEEL PARTNERS LLC

By:	/s/ Warren G. Lichtenstein
Name:	Warren G. Lichtenstein
Title:	Manager

/s/ Warren G. Lichtenstein
WARREN G. LICHTENSTEIN

/s/ James R. Henderson
JAMES R. HENDERSON

[Settlement Agreement Signature Page]

/s/ John J. Quicke
JOHN J. QUICKE

/s/ Don DeFosset
DON DEFOSSET

/s/ Kevin C. King
KEVIN C. KING

/s/ Delyle Bloomquist
DELYLE BLOOMQUIST

[Settlement Agreement Signature Page]

EXHIBIT A

Beneficial Owner	Amount

Steel Partners II, L.P.	2,433,838

No other member of the Steel Partners Group directly owns any shares of Common Stock.  As a member of a “group” for purposes of Section 13(d)(3) of the Exchange Act, each other member of the Steel Partners Group may be deemed to beneficially own the shares of Common Stock directly owned by Steel Partners II, L.P.

EXHIBIT B

News Release

EnPro Industries 5605 Carnegie Boulevard Charlotte, North Carolina 28209-4674 Phone: 704 731 1500 Fax: 704-731-1511 www.enproindustries.com

ENPRO INDUSTRIES AND STEEL PARTNERS
AGREE TO SETTLE ELECTION CONTEST

CHARLOTTE, NC and NEW YORK - April 11, 2008 – EnPro Industries, Inc. (NYSE: NPO) and Steel Partners II, L.P. announced today that they have entered into an agreement to settle the contested election of directors at the upcoming 2008 annual meeting of EnPro shareholders.

Under the terms of the agreement, EnPro’s board of directors has approved the expansion of the board to nine members from eight and the addition of Don DeFosset, the former chairman, president and chief executive officer of Walter Industries, Inc., to the board following the company’s 2008 annual meeting.  EnPro also has agreed to submit for shareholder approval at the meeting an amendment to the company’s charter that would repeal the charter’s classified board provision. The provision currently calls for the board to be separated into three classes with staggered three-year terms if it is expanded to nine or more members. If the company’s proposal is approved at the 2008 annual meeting, all directors will continue to stand for election annually. If the proposal is not approved at the 2008 annual meeting, EnPro will submit and support the same proposal again at its 2009 annual meeting.

William R. Holland, chairman of the board of directors of EnPro, stated, "We are pleased to have reached this settlement with Steel Partners, and we look forward to working with Don DeFosset as our newest board member. Our company has delivered significant increases in value over the past six years, and we are committed to continuing to do so in the future to the benefit of all shareholders.”

Warren Lichtenstein, managing member of Steel Partners, added, "We believe the settlement will benefit all shareholders and give EnPro's new CEO and the Board an opportunity to continue to create value going forward."

In connection with the settlement, EnPro has rescheduled its 2008 Annual Meeting to June 9, 2008 from April 30, 2008.  Shareholders of record as of April 24 will be entitled to vote at the 2008 Annual Meeting.

About EnPro
EnPro Industries, Inc. is a leader in sealing products, metal polymer and filament wound bearings, compressor systems and components, diesel and dual- fuel engines and other engineered products for use in critical applications by industries worldwide. For more information about EnPro, visit the company's website at http://www.enproindustries.com.

About Steel Partners II, L.P.
Steel Partners II, L.P. is a long-term relationship/active value investor that seeks to work with the management of its portfolio companies to increase corporate value for all stakeholders and shareholders.

Additional Information Concerning Proxy Materials
EnPro will file a new proxy statement in connection with its 2008 annual meeting of shareholders. EnPro shareholders are strongly advised to read the new proxy statement and the accompanying proxy card when they become available, as they will contain important information. Shareholders will be able to obtain this proxy statement, any amendments or supplements to the proxy statement and other documents filed by EnPro with the Securities and Exchange Commission for free at the Internet website maintained by the Securities and Exchange Commission at http://www.sec.gov. Copies of the proxy statement and any amendments and supplements to the proxy statement will also be available for free at EnPro’s website, http://www.enproindustries.com, or by writing to EnPro Industries, Inc., 5605 Carnegie Boulevard, Suite 500, Charlotte, North Carolina 28209, Attention: Corporate Secretary.  EnPro and its directors, director nominees and executive officers may be deemed to be participants in the solicitation of proxies for EnPro’s 2008 annual meeting, and detailed information regarding the names, affiliations and interests of these individuals is available in EnPro’s proxy statement filed with the Securities and Exchange Commission on March 25, 2008, as supplemented by EnPro’s Schedule 14A filed with the Securities and Exchange Commission on April 2, 2008.

EnPro Investors Contact:	Don Washington
Director, Investor Relations and
Corporate Communications
704-731-1527
don.washington@enproindustries.com

EnPro Media Contact:	Tammie McGee
Manager, Corporate Communications
704-731-1548
tammie.mcgee@enproindustries.com

Steel Partners Contact:	Jason Booth
Vice President, Communications
310-941-3616
Jason@steelpartners.com

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